

December 14, 2010

E. G. Marchi
President
Global NuTech, Inc.
5412 Bolsa Ave, Suite D
Huntington Beach, California 92649

>   **Re: Global NuTech, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed May 17, 2010**
>   **Forms 10-Q for the periods ended March 31, June 30,**
>   **and September 30, 2010**
>   **Filed May 24, August 16, and November 22, 2010, respectively**
>   **File No. 333-149857**

Dear Mr. Marchi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 21

1.   Refer to your statement, "[d]isclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Act") is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please amend your report to also state whether you have established and maintain disclosure controls and procedures as defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the

"Exchange Act") that are designed to provide reasonable assurance that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is <u>recorded, processed, summarized and reported</u> and is accumulated and communicated to the principal executive and financial officers. The definition of disclosure controls and procedures is not required; if you choose to define the term, you must include the entire definition from Exchange Act Rule 13a-15(e).   This comment also applies to your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010, and September 30, 2010. Lastly, please revise your disclosure controls and procedures conclusion on page 14 of your September 30, 2010 Form 10-Q to specifically state your disclosure controls and procedures were <u>not effective</u>, as opposed to stating your disclosure controls and procedures "required improvement."

2.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009. If your management has not yet performed its assessment, we ask that you complete your evaluation. Please amend your filing as soon as possible to provide the required management's report on internal control over financial reporting. Please refer to Item 308 of Regulation S-K.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

<u>Exhibit 31</u>

3.   Please revise the certifications here and in all of your respective 2010 Forms 10-Q to include the introductory language required by paragraphs 4 and 4(b) of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief